



Investment Reservation Portal Now Live

COMMODORE
COLLECTION

Investment Reservation Portal Now Live!

Overview

We are excited to announce that our "Testing the Waters" campaign is now open for investment reservations through our portal on Wefunder. Wefunder is the leading equity crowdfunding platform, and we are excited to host our offering through them. The purpose of the Testing the Waters campaign is to start taking investment reservations for when our offering receives qualification from the SEC. This is a very critical component of our raise as it will help us better understand the Return on Ad Spend (ROAS) and allows us to project the total size of the fund and number of hotels we can acquire. By taking these reservations prior to qualification of the SEC, we will be able to calculate our ROAS more effectively and optimize our ad spend for when the offering is qualified so that we can obtain the maximum amount of investors for the lowest cost. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

Additionally, as an incentive to our first handful of investors in the company, we will be offering early bird incentives. More details can be found on our website and through our Wefunder page.

Click Here to Reserve Your Investment on Wefunder













The best way to take advantage of these terms is to sign up now as we will be alerting those signed up when our offering is qualified. These reservations are non-binding, and no money will be sent to Commodore until after the SEC has qualified the offering. Once the offering is qualified, we will ask everyone that has made reservations if they would like to complete their investment. This is anticipated to be late May/early June 2021.

How You Can Help

This phase of our offering is critical for our planning phase over the next 12 months. With our Testing the Waters going live, we would ask that you share this opportunity with your friends and family so that we can continue our grass roots growth in addition to our paid ad growth.

Thank you for your support.

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are made pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

Investor Thank You Email



COMMODORE
COLLECTION

Welcome to the Commodore Collection!

Thank you for reserving your investment in Commodore Hospitality. We are excited about this opportunity and are glad that you share in that excitement. We hope that you will share this opportunity with your friends and family as that will aid us in our marketing efforts. Please feel free to share our Wefunder page: https://wefunder.com/commodore on your social medias to help spread the word! All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568



Feel free to reach out to us if you have any questions. Thank you again for your support. We will continue to provide regular updates as our capital raise progresses.

Thank you,

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

State Ad Lead Email



COMMODORE
COLLECTION

Investment Reservations Now Open!

Click Here to Reserve Your Investment on Wefunder

Thank you for your interest in the Commodore Collection. We are raising capital to acquire, renovate, and operate hotels across the United States with our first fund focused on the South Central region. Yes, that's you Texas, Oklahoma, New Mexico, Louisiana and Arkansas!

  

 

We are now accepting investment reservations. Early bird investors will get additional benefits so we encourage you to make your investment reservations early. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

We will continue to update you with more FAQ's, news and milestones. If you have any questions, you can also post them under the "Ask a Question" section on our Wefunder page. Make sure to also follow us on Social using the icons below to stay up to date and get ready to walk in like you own the place...**because you do.**

Thank you,

 

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568













Non-State Ad Lead Email

COMMODORE COLLECTION

Investment Reservations Now Open!

Thank you for your interest in the Commodore Collection. Our investment reservations are now open on Wefunder. Early bird investors will get additional benefits so we encourage you to make commitments now.

Click Here to Reserve Your Investment on Wefunder

We will continue to update you with more FAQ's, news and milestones. Make sure to follow us on Social using the icons below to stay up to date!

If you have any questions, please feel free to reach out through the "Ask a Question" section of our Wefunder page. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

Thank you,

Chris Biesanz Eric Bergin

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568



COMMODORE
COLLECTION

Commodore Hospitality Investment Perks

Investing in Commodore Hospitality provides a unique opportunity to receive different levels of perks depending on your investment amount.

Click Here to Reserve Your Investment on Wefunder

The Perks

One of the greatest perks of investing in Commodore Hospitality is that if you invest between $250 and $3,000 you will receive 33% of your investment back every single year in the form of room credits that you will be able to use at any Commodore Collection hotels. You only have to invest one time to receive this annual, recurring perk. In addition, investors will earn their share of potential profits after our hotels have been renovated into our brand and are cash flowing. Offering proceeds will be used to cover offering expenses, and investor credits will only be available to the extent we raise funds sufficient to purchase properties.

As our hotels are acquired, investors in Commodore will gain access to exclusive perks based on how much they invest. You can learn more about the perks in the below table or by visiting our Wefunder page. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

INVESTMENT TIERS

	TIER 1 $250-$499	TIER 2 $500-$999	TIER 3 $1,000-$1,999	TIER 4 $2,000-$2,999	TIER 5 $3,000-$4,999	TIER 6 $5,000-$9,999	TIER 7 $10,000-$19,999	TIER 8 $20,000-$29,999	TIER 9 $30,000+
ANNUALLY RECURRING CREDIT	33% OF INVESTMENT	33% OF INVESTMENT	33% OF INVESTMENT	33% OF INVESTMENT	$1200	$1800	$1800	$1800	$1800
LIFETIME STATUS		BRONZE	SILVER	GOLD	PLATINUM	PLATINUM	DIAMOND	DIAMOND	DIAMOND
NAME ON FOUNDERS WALL						◇	◇	◇	◇
2 BEVERAGES PER NIGHT							◇	◇	◇
2 NIGHT STAY AT ANNUAL OWNERS' MEETING							◇	◇	◇
UPGRADED ROOM NAMED AFTER INVESTOR AT A CC HOTEL							◇	◇	◇
UNLIMITED DRINK ANY NIGHT AT ANY CC HOTEL								◇	◇
1 WEEK ALL EXPENSES PAID TRIP FOR 2 AT CC HOTEL OF CHOICE									◇
1 ON 1 DINNER WITH FOUNDERS									◇

Our investment reservations are now open on Wefunder. Early bird investors will get additional benefits so we encourage you to make commitments now. More details can be found on our website and through our Wefunder page. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568



Click Here to Reserve Your Investment on Wefunder

Thank you,



CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

   

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

Drip #2 - Not A Timeshare

COMMODORE
COLLECTION

Commodore Hospitality
vs.
Timeshare

Is This a Timeshare?

No, Commodore Hospitality is ***not*** a timeshare. You only need to make your investment **once** and you will be able to enjoy recurring credits every year at any of the hotels in the Commodore Collection. Offering proceeds will be used to cover offering expenses, and investor credits will only be available to the extent we raise funds sufficient to purchase properties.



THE DIFFERENCE BETWEEN
Commodore Collection + Traditional Timeshares
TRADITIONAL TIMESHARE
WHAT DO YOU PUT IN?
$10,000+
WHERE DO YOU STAY?
Any Commodore Property
Location of Initial Purchase
WHAT INVESTMENT RETURN DO YOU GET?
Pay in additional annual maintenance fee and pay in additional fees to get out

One of the many ways we differ from a timeshare is our investors may receive cash flows from operations and sales, while timeshare owners pay a maintenance fee and do not receive any cash payments. Make your commitment now and enjoy additional early bird perks.

Click Here to Reserve Your Investment on Wefunder

Thank you for your support.

 

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest Involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

    







Drip #3 - Why South Central?

COMMODORE
COLLECTION

Why South Central?

We plan to acquire and renovate hotels in the South Central US (Texas, New Mexico, Oklahoma, Arkansas, and Louisiana). Eventually, we hope to expand to other regions, but currently we are focused on South Central opportunities.

CLICK HERE TO RESERVE YOUR INVESTMENT ON WEFUNDER

Why South Central?

Our goal is to acquire hotels in cities where you want to travel. In addition to our target states poised to come out of COVID the strongest, here are some of the top attractions in the South Central US:

Texas

Many corporations, such as Tesla and Apple have moved their headquarters or factories to Texas. Texas is the fourth most visited state in the US. The state is popularly known for the hill country in Austin, the Space Center in Houston, and State Fair in Dallas.

Louisiana

New Orleans ranks as one of the top 25 most visited cities in the US. It is known for its French Quarter, Mardi Gras, and world-famous restaurants.

New Mexico

New Mexico has the 2nd most days of sunshine, and is home to 20 national parks and monuments. In addition to its beautiful nature, New Mexico is also a home to historical arts and culture.



Oklahoma



Known for its fishing, Route 66, and Native American tribes, Oklahoma tourism increased by 7.3% annually from 2017-2020. It is also famous for its diverse museum collection as well as their popular casinos, such as Choctaw and WinStar.

Arkansas

Known as the Natural State for its astonishing mountain views and crystal clear streams, like Eureka Springs, Arkansas has been a popular destination for those who want to get away from the busy cities and simply relax.



With Commodore Hospitality, you will get to enjoy recurring annual perks for your stays at these destinations. Make your commitment now and enjoy additional early bird perks. Offering proceeds will be used to cover offering expenses, and investor credits will only be available to the extent we raise funds sufficient to purchase properties.

CLICK HERE TO RESERVE YOUR INVESTMENT ON WEFUNDER

Thank you,

 

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

Drip #4 - A/B Test

COMMODORE COLLECTION

THANK YOU FOR SUBSCRIBING!



Commodore Hospitality Rewards System
CLICK HERE TO RESERVE YOUR INVESTMENT

In addition to the various perks and amenities, investing in Commodore Hospitality provides a unique opportunity to potentially earn lifetime rewards status as investors.

The Rewards

	BRONZE	SILVER	GOLD	[illegible]	[illegible]
INVESTMENT TIER LEVEL OR NUMBER OF STAYS TO QUALIFY:	Tier 2 / 10 Paid Stays	Tier 3 / 20 Paid Stays	Tier 4 / 30 Paid Stays	Tier 5 / 40 Paid Stays	[illegible]
WATER BOTTLE AT CHECK-IN	◇	◇	◇	◇	◇
2PM LATE CHECKOUT	◇	◇	◇	◇	◇
10% OFF ON ROOM RATE	◇	◇	◇	◇	◇
1 FREE ALCOHOLIC BEVERAGE PER STAY		◇	◇	◇	◇
4PM LATE CHECKOUT			◇	◇	◇
VALET SERVICE			◇	◇	◇
15% OFF ON ROOM RATE			◇	◇	◇
INVESTOR POLO SHIRT				◇	◇
20% OFF ON ROOM RATE				◇	◇
$100 CC GIFT CERTIFICATE					◇

The Commodore Collection Reward System

One of the benefits to investing in Commodore Hospitality is that in addition to qualifying for various investment tier perks, you automatically receive lifetime reward status that corresponds with your investment as well! Offering proceeds will be used to cover offering expenses, and investor credits will only be available to the extent we raise funds sufficient to purchase properties.

Our rewards system is made up of five reward tiers: Bronze, Silver, Gold, Platinum, and Diamond. You can qualify for the first reward status with a Tier 2 investment or with 10 paid stays at any of our Commodore Hotels.

You only have to invest one time to receive any lifetime reward status. In addition, investors will earn their share of potential profits after our hotels have been renovated into our brand and are cash flowing. You can learn more about our rewards system in the table above or by visiting our Wefunder page.

Why Invest?

Though our rewards are available for anyone who stays at the hotels, non-investors will have to earn these rewards year by year. Investors however will have lifetime status and will be able to avail of these rewards automatically every year. Offering proceeds will be used to cover offering expenses, and investor credits will only be available to the extent we raise funds sufficient to purchase properties.

CLICK HERE TO RESERVE YOUR INVESTMENT ON WEFUNDER

Thank you,

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

Drip #5 - Updates



COMMODORE
COLLECTION

Commodore Hospitality Update

Commodore Hospitality has posted an update on <u>Wefunder</u>.

CLICK HERE TO VIEW THE UPDATE

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at <u>https://www.sec.gov/edgar/browse/?CIK=1850568</u>

Drip #7 - Updates



COMMODORE COLLECTION

An Investment You Can Enjoy

Commodore Hospitality has posted
"Investing can be an intimidating thing to do. At Commodore, we aim to change that…"

CLICK HERE TO VIEW THE UPDATE

    

Drip #8 - Updates (Cuisine)



The Commodore Experience: Local Cuisine

Commodore Hospitality has posted
The Commodore Experience: Local Cuisine

"The possible amenities in our boutique hotels are both unique and exciting in a way that will make our hotels destinations in and of themselves. Our investors will love staying at our hotels due to the experiences we will be able to offer that would not necessarily be available elsewhere…"

CLICK HERE TO READ MORE

    

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

Drip #9 - Updates: Credits



COMMODORE COLLECTION

Annual Recurring Credits

Commodore Hospitality has posted an update on <u>Wefunder</u>:
"How Will Credits Work"

Scroll down on our Updates page to view the post.

CLICK HERE TO VIEW THE UPDATE

    















Pitch Party Blast - FINAL

COMMODORE
COLLECTION

Startup Hut
WEFUNDER
PRESENT
PITCH PARTY
FEATURING
COMMODORE COLLECTION
FRIDAY JUNE 11, 2021 • 4PM CDT

Pitch Party is a live-streamed crowdfund investing show.

About this Event

Have you ever wanted to invest in startups like a shark? Well, now you can!

Pitch Party, powered by Wefunder, is a live-investing show where both accredited and unaccredited investors have the opportunity to watch pitches, ask questions and invest in promising early-stage startups alongside top angels and VCs!

We will be the second of 3 companies in the livestream and should begin our pitch about 10 minutes into the event. This event will feature the founders of Commodore and will have a live Q&A session with a seasoned investor and entrepreneur.

The stream is free to attend and you can register for more information on the **Eventbrite**.

See you there!

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568















Pitch Party Blast - Friday FINAL

COMMODORE COLLECTION

Startup Hut
WEFUNDER
PRESENT
PITCH PARTY
FEATURING
COMMODORE COLLECTION
FRIDAY JUNE 11, 2021 • 4PM CDT

Pitch Party is a live-streamed crowdfund investing show.

We are just a few hours away from The Pitch Party event! Don't miss out on The Commodore Collection's pitch and live Q&A.

We will be the second of 3 companies in the livestream and should begin our pitch about 10 minutes into the event.

You can catch the event on Twitch at 4PM CDT.

See you there!

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind. All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

The Commodore Collection
6116 N Central Expy Ste 705
Dallas, TX 75206-5162